                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  GARTNER, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                     DELAWARE                       04-3099750
            (STATE OF INCORPORATION        (IRS EMPLOYER IDENTIFICATION NO.)
               OR ORGANIZATION)

                              POST OFFICE BOX 10212
                               56 TOP GALLANT ROAD
                             STAMFORD, CT 06904-2212
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                SECURITIES TO BE
                REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS       NAME OF EACH EXCHANGE ON WHICH
          TO BE SO REGISTERED       EACH CLASS IS TO BE REGISTERED
          -------------------       ------------------------------
CLASS A PREFERRED SHARE PURCHASE        NEW YORK STOCK EXCHANGE
RIGHTS AND CLASS B PREFERRED
SHARE PURCHASE RIGHTS

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE
                                (TITLE OF CLASS)

Item 1 Description of Securities to be Registered.

On February 9, 2000, Gartner Group, Inc. (the "Company") adopted a Stockholder Rights Plan and entered into an Agreement with Bank Boston, N.A. as Rights Agent on February 10, 2000, which Agreement was amended by Amendment No. 1 to the Rights Agreement, dated as of April 11, 2000, by and between the Company and Fleet National Bank (f/k/a Bank Boston, N.A.) and further amended pursuant to that certain Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank) (collectively, the "Rights Agreement"). In connection with the Rights Plan, the Company's Board of Directors declared a dividend of one Class A Preferred Share Purchase Right (a "Class A Right") to purchase one one-thousandth share of the Company's Series A Junior Participating Preferred Stock ("Series A Junior Preferred") for each outstanding share of the Company's Class A Common Stock ("Class A Common Share") and one Class B Preferred Share Purchase Right (a "Class B Right") to purchase one one-thousandth share of the Company's Series B Junior Participating Preferred Stock ("Series B Junior Preferred") for each outstanding share of the Company's Class B Common Stock, ("Class B Common Share") (collectively, the "Rights"). The record date for the dividend is as of the close of business on February 25, 2000. Each Class A Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred at an exercise price of ninety dollars ($90.00) (the "Purchase Class A Price"), and each Class B Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Preferred at an exercise price of ninety dollars ($90.00) (the "Purchase Class B Price"), subject in each case to adjustment.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Separate Certificates for the Rights ("Rights Certificates") will not be sent to shareholders until the Distribution Date. Until the Distribution Date, the Class A Rights and Class B Rights will attach to and trade together with the Class A Common Shares and Class B Common Shares, respectively. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of (i) 20% or more of the outstanding Class A Common Shares, or (ii) 20% of more of the outstanding Class B Common Shares, or
(iii) 20% of the aggregate of the Class A Common Shares and the Class B Common Shares (each, a "Threshold Amount") or (b) 10 business days following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of a Threshold Amount. The earliest of such dates is referred to as the "Distribution Date."

Exclusion of Certain Investors

The Rights Agreement provides that, in certain circumstances, the acquisition or ownership of a Threshold Amount by an "Excepted Person" will not result in the Rights becoming exercisable. In general terms, a person will be an Excepted Person if they own as passive investors 20% or more of the Class A Common Shares or Class B Common Shares at the time the Rights Agreement is entered into. A person will continue to be an Excepted Person after such date so long as the person continues to be a passive investor in the Company, does not increase his ownership of the applicable class of Common Shares by more than 1% and does not reduce his ownership of such shares below 19% of such class.

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) February 25, 2010 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Class A Purchase Price or the Class B Purchase Price, as the case may be, one one-thousandth of a share of the Series A Junior Preferred (in the case of a Class A Right) or one one-thousandth of a share of the Series B Junior Preferred (in the case of a Class B Right). In the event that the Company does not have sufficient Series A Junior Preferred or Series B Junior Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Junior Preferred and the Series B Junior Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights have been redeemed, in the event that an Acquiring Person becomes the beneficial owner of a Threshold Amount, then each holder of a Right which has not been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will have the right to receive, upon exercise, Class A Common Shares (in the case of Class A Rights) or Class B Common Shares (in the case of Class B Rights) having a value equal to two times the Class A Purchase Price or Class B Purchase Price, respectively. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are redeemed, if, after an Acquiring Person becomes the beneficial owner of a Threshold Amount, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Class A Purchase Price or the Class B Purchase Price, as the case may be.

Exchange Provision

At any time after the acquisition by an Acquiring Person of a Threshold Amount and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Class A Shares or Class B Shares, the Board of Directors of the Company may exchange the Class A Rights and the Class B Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Class A Common Share per Class A Right and one Class B Common Share per Class B Right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the Distribution Date, or (ii) the Final Expiration Date of the Rights, the Company may, at its option and with the approval of the Board of Directors, redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

The Class A Purchase Price and the Class B Purchase Price payable, the number of Class A Rights and Class B Rights, and the number of Series A Junior Preferred and Series B Junior Preferred or Class A Common Shares or Class B Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Class A Purchase Price or Class B Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Class A Common Shares (in the case of a Class A Right) or the Class B Common Shares (in the case of a Class B Right) on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Junior Preferred and the Series B Junior Preferred

Each one one-thousandth of a share of Series A Junior Preferred and each one one-thousandth of a share of Series B Junior Preferred has rights and preferences substantially equivalent to those of one Class A Common Share and one Class B Common Share, respectively.

Certain Anti-takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a Threshold Amount or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

Issuance of the Rights does not weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2. Exhibits.

1. Rights Agreement, dated as of February 10, 2000 between Gartner Group, Inc., and Bank Boston, N.A., including the exhibits attached thereto. *

2. Amendment No. 1 dated as of April 11, 2000 to the Rights Agreement dated as of February 10, 2000 by and between Gartner Group, Inc. and Fleet National Bank (f/k/a Bank Boston, N.A.). **

3. Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank). ***

4. Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of August 31, 2002, by and between Gartner, Inc. and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), dated June 30, 2003, by and between Gartner, Inc. and Mellon Investor Services LLC.

---------------

* Filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed March 7, 2000.

** Filed as Exhibit 2 to Amendment No. 1 to the Company's Registration Statement on Form 8-A filed May 18, 2000.

*** Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K filed December 27, 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             GARTNER, INC.

                                             By: /s/ Michael D. Fleisher
                                             Print Name: Michael D. Fleisher
                                             Title: Chief Executive Officer

                                             Date:  June 30, 2003

EXHIBIT INDEX

Exhibit No.       Description
4               Amendment No. 1 to the Amended and Restated Rights Agreement,
                dated as of August 31, 2002, by and between Gartner, Inc. and
                Mellon Investor Services LLC (as successor Rights Agent of Fleet
                National Bank), dated June 30, 2003, by and between Gartner,
                Inc. and Mellon Investor Services LLC.